UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                            Cell Therapeutics, Inc.
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                               (Name of Issuer)


                     Common Stock, no par value per share
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                        (Title of Class of Securities)


                                 150-934-10-7
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                                (CUSIP Number)

Novuspharma S.p.A.                     with a copy to:
Via Ariosto 23                         Skadden, Arps, Slate, Meagher & Flom LLP
20091 Bresso (MI), Italy               525 University Avenue, 11th Floor
Facsimile: 39 (02) 610-35600           Palo Alto, CA 94301
Attention: Dr. Silvano Spinelli        Facsimile: (650) 470-4570
                                       Attention: Kenton J. King, Esq.
                                                  Celeste E. Greene, Esq.
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 June 16, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 9 Pages

CUSIP No. 150-934-10-7                                      Page 2 of 9 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             NOVUSPHARMA S.P.A.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
             Instructions)                                  (a)|_|
                                                            (b)|x|

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS (See Instructions)

             OO
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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                              |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Italy
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                          7      SOLE VOTING POWER
      NUMBER OF
                                 None
       SHARES
                       --------------------------------------------------------
                          8      SHARED VOTING POWER
    BENEFICIALLY
                                 2,769,723 shares of Common Stock (1)
      OWNED BY
                       --------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER
        EACH
                                 None
      REPORTING
                       --------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
       PERSON
                                 2,261,224 shares of Common Stock (1)
        WITH
-------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,723 shares of Common Stock (1)

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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                          |_|


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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.3% (2)

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    14       TYPE OF REPORTING PERSON (See Instructions)

             CO
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(1) Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because Novuspharma S.p.A. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Novuspharma S.p.A. that it is the beneficial owner of any of the Common Stock referred to


                              Page 2 of 9 Pages
herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 33,279,148 shares of Cell Therapeutics, Inc. Common Stock outstanding as of June 16, 2003 as set forth in the Merger Agreement (as defined below).


                              Page 3 of 9 Pages

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

         Name of Issuer:
                     Cell Therapeutics, Inc.

         Address of Issuer's Principal Executive Offices:
                     501 Elliot Avenue West, Suite 400
                     Seattle, WA 98119

         Title of Class of Equity Securities Issued:
                     Common Stock, no par value per share

Item 2.  Identity and Background.

                     This Schedule 13D is filed on behalf of the entity identified in the table preceding Item 1 of this Schedule 13D (the "Reporting Person"). Set forth below is information regarding the Reporting Person and other persons described in Instruction C of Schedule 13D:

         Name:
                     Novuspharma S.p.A.

                     In accordance with Instruction C of Schedule 13D, information regarding executive officers, directors and other "control persons" of Novuspharma is set forth on Schedule A attached hereto and incorporated herein by reference.

         Place of organization:
                     Italy

         Principal business:
                     Biopharmaceutical company in the field of cancer

         Address of principal office:
                     Via Ariosto 23
                     20091 Bresso (MI), Italy

         Criminal and Civil Proceedings:

                     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting


                              Page 4 of 9 Pages
                     or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         No monetary consideration was paid by the Reporting Person in connection with the transactions described in Item 4.

Item 4.  Purpose of the Transaction.

         Merger Agreement

         On June 16, 2003, Cell Therapeutics, Inc. ("CTI") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Novuspharma S.p.A. ("Novuspharma"). The Merger Agreement was approved by the board of directors of both CTI and Novuspharma. Pursuant to the Merger Agreement, Novuspharma will be merged with and into CTI with CTI as the surviving corporation (the "Merger"). At the effective time of the Merger, Novuspharma shareholders will receive 2.45 shares of CTI Common Stock for each Novuspharma ordinary share issued and outstanding immediately prior to the effective time of the Merger. The Merger is subject to various conditions, including, among other things, the approval of CTI's application to list the Common Stock on the Nasdaq National Market in the United States and the Nuovo Mercato stock exchange in Italy and approval by the shareholders of both CTI and Novuspharma.

         CTI Voting Agreements

         On June 16, 2003, Novuspharma entered into Voting Agreements (the "Voting Agreements") with each of Essex Woodlands Health Ventures IV, L.P. ("Essex Woodlands"), Martin Sutter, Louis Bianco, Jack Singer, Phillip Nudelman, Mary Mundinger, Max Link, Edward Kenney, Vartan Gregorian, John Fluke, Jr., James Canfield, Jack Bowman and James Bianco (collectively, the "CTI Shareholders"). Subject to the differences noted below with respect to the Voting Agreement entered into with Essex Woodlands, the provisions of the Voting Agreements are substantially similar except for the parties and the number of shares subject to such agreements.(3) The Voting Agreements provide that the CTI Shareholders shall not (unless otherwise agreed to by Novuspharma), among other things, transfer any of such party's shares of Common Stock that are subject to the Voting Agreements or deposit such shares or any interest therein into a voting trust or enter into a voting agreement or other arrangement


--------
(3) The Voting Agreement with Martin Sutter relates to 19,325 shares of Common Stock, the Voting Agreement with Essex Woodlands Health Ventures IV, L.P. relates to 2,033,997 shares of Common Stock, the Voting Agreement with Louis Bianco relates to 67,621 shares of Common Stock, the Voting Agreement with Jack Singer relates to 243,040 shares of Common Stock, the Voting Agreement with Phillip Nudelman relates to 28,000 shares of Common Stock, the Voting Agreement with Mary Mundinger relates to 1,650 shares of Common Stock, the Voting Agreement with Max Link relates to 38,572 shares of Common Stock, the Voting Agreement with Edward Kenney relates to 15,374 shares of Common Stock, the Voting Agreement with Vartan Gregorian relates to 5,000 shares of Common Stock, the Voting Agreement with John Fluke, Jr. relates to 5,000 shares of Common Stock, the Voting Agreement with James Canfield relates to 1,500 shares of Common Stock, the Voting Agreement with James Bianco relates to 310,644 shares of Common Stock and the Voting Agreement with Jack Bowman relates to no shares of Common Stock.


                              Page 5 of 9 Pages
with respect to such shares. The foregoing restrictions are effective for all of the CTI Shareholders (other than Essex Woodlands) through and including the date of the earlier of (i) the approval of the Merger by CTI's shareholders and (ii) the termination of the Merger Agreement in accordance with Article VII thereof. Pursuant to the Voting Agreement with Essex Woodlands, Essex Woodlands agreed, subject to certain exceptions, not to transfer more than 25% of its shares of CTI Common Stock prior to the earliest of (i) the approval of the Merger by CTI's shareholders, (ii) the termination of the Merger Agreement in accordance with Article VII and (iii) December 31, 2003.

         The Voting Agreements also provide, among other things, that the CTI Shareholders shall at each CTI shareholder meeting (or adjournment or postponement) called with respect to any of the matters set forth below and on every action or approval by written consent of CTI shareholders with respect to any of the following, (and in any other circumstances upon which a vote, consent or other approval with respect to any of the following is sought, solely in its capacity as a CTI shareholder), take each and every action and accomplish each and every formality as is necessary to participate in the meetings (if applicable) and vote (or cause to be voted) all of the party's shares subject to the Voting Agreements and each interest therein:

         o in favor of the Merger and, upon the request of Novuspharma, any actions required in furtherance thereof and hereof, including, without limitation, any proposal to permit CTI to adjourn such meeting; and

         o in favor of each other matter requiring the consent of the CTI Shareholder and directly relating to the consummation of the transactions contemplated by the Merger Agreement.

         In connection with the Voting Agreements, the CTI Shareholders also delivered to Novuspharma an irrevocable proxy with respect to their shares subject to the Voting Agreement, allowing Novuspharma's Chief Executive Officer, President and/or Chief Financial Officer, or their successors, to vote in favor of the matters set forth above.

         Other Voting Agreements

         In connection with the execution of the Merger Agreement, officers and directors of Novuspharma holding approximately 13% of the outstanding Novuspharma ordinary shares have entered into voting agreements with CTI in which they have agreed, subject to certain exceptions, not to transfer their Novuspharma ordinary shares, and to vote their Novuspharma ordinary shares in favor of the Merger. In connection with the execution of the Merger Agreement, certain shareholders of Novuspharma holding approximately 47.4% of the outstanding Novuspharma ordinary shares agreed, subject to certain exceptions, not to transfer their Novuspharma ordinary shares prior to the earlier of Novuspharma shareholder approval of the Merger or December 31, 2003, and to vote their shares in favor of the Merger.

         Novuspharma Shareholder Agreements

         In connection with the execution of the Merger Agreement, three current shareholders of Novuspharma who will become shareholders of CTI in connection with the Merger entered into a shareholders agreement dated as of June 16, 2003. These shareholders are 3i Group plc,


                              Page 6 of 9 Pages

Novuspharma Invest NV and HBM Bio Ventures (Cayman) Ltd. Under the shareholders agreements, each signing shareholder agreed to certain "standstill" restrictions. Each signing shareholder agreed that it will not, among other things, without the prior written consent of the CTI board with certain exceptions, acquire any shares of Common Stock, propose to effect a merger or other business combination involving CTI or call any special meeting of CTI shareholders. The shareholders agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with
Article VII and (ii) two years from the effective time of the Merger.

         Novuspharma Representatives on the Surviving Corporation

         Pursuant to the Merger Agreement, upon the closing of the Merger, Silvano Spinelli, Ph.D., currently Novuspharma's CEO, will become Executive Vice President of Development of CTI and Managing Director of its European subsidiary. Erich Platzer, M.D., current Chairman of the Board at Novuspharma and Dr. Spinelli will join CTI's existing Board of Directors as non-executive and executive directors, respectively. A third individual to be mutually agreed upon by CTI and Novuspharma will also become a director of CTI. In addition, Maria Gabriella Camboni, currently Novuspharma's Director of Development, will become CTI's Vice President of Clinical Development Europe and Cesare Parachini, currently Novuspharma's Chief Financial Officer, will become CTI's Director of Finance/Accounting and Controller European Operations.

         The purpose of the Merger Agreement and the Voting Agreements is to consummate the Merger pursuant to the terms of the Merger Agreement.

         References to, and descriptions of the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreements, which are filed as Exhibits to this Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such reference and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Ownership of Shares of Cell Therapeutics, Inc.:

         The following information with respect to the ownership of the Common Stock by the Reporting Person is provided as of the date of this Schedule 13D.

         Amount beneficially owned: See Row 11 of cover page.

         Percent of class: See Row 13 of cover page.

         Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: See Row 7 of cover page.

         (ii) Shared power to vote or to direct the vote: See Row 8 of cover page.

         (iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page.


                              Page 7 of 9 Pages

         (iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page.

         With regard to those additional entities and individuals set forth on Schedule A hereto, to the Reporting Person's knowledge, none of such parties directly or indirectly beneficially own securities of CTI.

         (c) Describe recent transactions.

         Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, the Reporting Person has not effected any transaction relating to CTI securities during the past 60 days, and, to its knowledge, no other person named in Item 2 has effected any other transactions relating to CTI securities during the past 60 days.

         (d) Right to receive dividends.

         No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person on the date of this statement.

         (e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this
Item 6. To the Reporting Person's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of CTI, including but not limited to, transfer or voting of any of the securities of CTI, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of CTI.

Item 7.  Material to be Filed as Exhibits.

The following documents are each incorporated by reference herein.

Exhibit 1 Agreement and Plan of Merger by and between Cell Therapeutics, Inc. and Novuspharma S.p.A. dated as of June 16, 2003

Exhibit 2 CTI Stockholder Voting Agreement made and entered into as of June 16, 2003, by and between Novuspharma S.p.A. and Essex Woodlands Health Ventures IV, L.P.



                              Page 8 of 9 Pages

Exhibit 3 Form of CTI Stockholder Voting Agreement made and entered into as of June 16, 2003, by and between Novuspharma S.p.A. and Directors and Officers of CTI


                              Page 9 of 9 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Novuspharma S.p.A.


                                           By:  /s/ Silvano Spinelli
                                                ----------------------------
                                           Name:   Silvano Spinelli
                                           Title:  Chief Executive Officer

Dated:   June 26, 2003

                                                                    Schedule A


            EXECUTIVE OFFICERS AND DIRECTORS OF NOVUSPHARMA S.P.A.

         The directors and executive officers of Novuspharma S.p.A., an Italian joint stock company ("Novuspharma"), are set forth below. Unless otherwise indicated, each individual's business address is c/o Novuspharma S.p.A., Via Ariosto 23, 20091 Bresso (MI), Italy, and each person is an Italian citizen, unless otherwise provided below:

Name and Business Address            Present Principal Occupation
-------------------------            ---------------------------
Silvano Spinelli*                    Chief Executive Officer

Cesare Parachini                     Chief Financial Officer

Richard Forrest(+)                   Chief Operating Officer

Maria Gabriella Camboni              Director of Development

Alberto Bernareggi                   Director of Chemistry and Pharmacokinetics

Gabriella Pezzoni                    Director of Biology

Ennio Cavalletti                     Director of Scientific Services

Erich Platzer*(+)                    Chairman of the Board
Amtsgartenweg 13
D-79410 Badenweiler
Germany

Joel Besse*(+)                       Senior Principal, Atlas Venture
Atlas Venture
55 Grosvenor Street
London W1K 3BW
UK

Max Brauchli*(+)                     Retired
Neubadrain 2
CH-4102 Binningen

David Ebsworth*(+)                   Director of SkyePharma PLC and
18 Hyde Place                          CuraGen Inc.
Oxford, ENGLAND OX2 7JB

Michele Garufi*                      CEO and Chairman, NicOx S.A.
NicOx S.A.
BP 313
2455 Routes des Dolines
Espace Gaia II - Batiment I
06906 Sophia Antipolis
France

Antoine B. Papiernik*(+)             General Partner, Sofinnova Partners
Sofinnova Partners
17 rue de Surene
75008 Paris - France

------------------------------------
* Director of Novuspharma
(+) Richard Forrest is a citizen of the United Kingdom, Erich Platzer is a citizen of Germany, Joel Besse is a citizen of France, Max Brauchli is a citizen of Switzerland, David Ebsworth is a citizen of the United Kingdom and Antoine B. Papiernik is a citizen of France.